Exhibit 5 (d)

                              CitiFunds Trust III
                           21 Milk Street, 5th Floor
                          Boston, Massachusetts 02109


                             ___________ __, 199_



CFBDS, Inc.
21 Milk Street, 5th Floor
Boston, Massachusetts 02109


     Re:  CitiFunds Trust III - Distribution Agreement


Ladies and Gentlemen:

     Reference is hereby made to that certain Distribution Agreement, dated as of August 27, 1985 and amended and restated as of August 19, 1994 (the "Agreement"), between the Trust and CFBDS, Inc. The parties hereby agree that the Agreement is amended as provided below.

     1.   The first paragraph of the Agreement is amended to read as follows:

            DISTRIBUTION AGREEMENT , dated as of August 27, 1985, amended and restated as of August 19, 1994, and as further amended on _______ __, 199_, by and between CitiFunds Trust III (formerly, Landmark Funds III), a Massachusetts trust (the "Trust"), and CFBDS, Inc., a Massachusetts corporation ("CFBDS" or the "Distributor"). The Agreement relates solely to Shares of Beneficial Interest of each series of the Trust with Shares that are not divided into classes and Shares of Beneficial Interest designated "Class N" of each series of the Trust with Shares that are divided into classes.

     2. The fourth "Whereas" clause of the Agreement is amended to read as follows:

            WHEREAS, the Trust wishes to engage CFBDS to provide certain services with respect to the distribution of (i) Shares of each Fund with Shares that are not divided into classes and (ii) Shares designated Class N Shares of each Fund with Shares that are divided into Classes (collectively, the "Shares"), and CFBDS is willing to provide such

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     services to the Trust on the terms and conditions hereinafter set forth.

     3.   Section 5(iv) of the Agreement is amended to read as follows:

            (iv) fees for distribution services or in respect of the sale of Shares of each Fund or for providing personal service and/or the maintenance of shareholder accounts, periodically at an annual rate not to exceed 0.10% of the portion of the average daily net assets of each Fund (or the average daily net assets represented by Class N Shares of each Fund with Shares divided into Classes) for its then-current fiscal year, in each case subject to the Distribution Plan; and, under certain circumstances, each Fund or the Distributor may impose certain deferred sales charges in connection with the repurchase of Shares of such Fund, and the Fund may pay to securities dealers, financial institutions (which may include banks) and others, or the Fund may permit the Distributor to retain, as the case may be, all or any portion of such deferred sales charges;

     4. The last paragraph of Section 5 of the Agreement is amended by deleting the sentence "The Distributor will also bear the cost of any compensation paid to dealers in connection with the sale of Shares of such Fund," and replacing it with the following:

     The excess, if any, of the public offering price of the Shares over the net asset value of the Shares, and any contingent deferred sales charge applicable to the Shares of any Fund as set forth in the applicable Fund's Prospectus, may be paid to securities dealers, financial institutions (including banks) and others, or may be retained by the Distributor as partial compensation for their services in connection with the sale of such Shares. Except to the extent paid directly by each Fund, the Distributor will bear the cost of any compensation paid to dealers in connection with the sale of Shares of such Fund.

     5.   Section 5(v) of the Agreement is amended to read as follows:

            (v) an additional fee periodically at an annual rate not to exceed 0.10% of the portion of the average daily net assets of each Fund (or the average daily net assets represented by Class N Shares of each Fund with Shares divided into Classes) for its then-current fiscal year, in each case subject to the Distribution Plan, in anticipation of or as reimbursement for print or electronic media advertising expenses incurred in connection with the sale of Shares;

     6.   Section 9 of the Agreement is amended to read as follows:

            CFBDS may subcontract for the performance of CFBDS' obligations hereunder with any one or more persons; provided, however, that CFBDS shall not enter into any such subcontract unless the Trustees of the Trust shall have found the subcontracting party to be qualified to perform the obligations sought to be subcontracted; and provided, further, that, unless the Trust otherwise expressly agrees in writing, CFBDS shall be as fully responsible to the Trust for the acts and omissions of any subcontractor as it would be for its own acts or omissions.

     7.   Section 10 of the Agreement is amended to read as follows:

          The terms "vote of a majority of the outstanding voting securities," "interested person," "assignment" and "specifically approved at least annually' shall have the respective meanings specified in, and shall be construed in a manner consistent with, the 1940 Act, subject, however, to such exemptions as may be granted by the Securities and Exchange Commission thereunder, and provided, however, that the term "assignment" shall include (without limitation) any sales, transfer or conversion of a controlling interest of any class of voting stock of CFBDS or of any entity which holds a controlling interest of any class of voting stock of CFBDS or another such entity.

     Please sign below to confirm your agreement with the terms of this letter.

                                  CITIFUNDS TRUST III


                                  By:
                                      Title:

Agreed:

CFBDS, INC.


By:
     Title: